Airspray

For more information please contact:

Airspray N.V.
Mr. Robert F. Brands, CEO
Mr. Jan van der Schaaff, CFO
Telephone: + 31 72 541 46 66
www.airspray.net

FOR IMMEDIATE RELEASE:

Airspray latest innovation provides manufacturers with exciting new product development opportunities...

AIRSPRAY'S LATEST INDUSTRY "FIRST" -- THE DUAL-CHAMBERED FOAM DISPENSER -- NOW AVAILABLE FOR SAMPLING


DUAL
FOAM
Dispensing
Technology

Breakthrough – to launch in 3Q'04 -- will benefit a wide variety of consumer product categories...

Alkmaar, The Netherlands / Pompano Beach, Florida – The Airspray Dual Foamer -- the first dual-

chambered instant-foam mechanism ever made for consumer products -- is now available for sampling and will launch in 3Q'04.

The Dual Foamer opens new design possibilities for manufacturers in many categories, including suncare, acne cleansers, dandruff preparations, veterinary products and more. The introduction of the Dual Foamer, which was quickly selected by one of the world's most well-known consumer brands, anticipates further growth of, and consumer preference for, the instant-foam concept within the product development community.

The Airspray Dual Foamer consists of two small foam pump systems. A single actuator activates both pumps simultaneously, keeping the ingredients separate until the moment of application. At that point, the ingredients combine to create an instant, 50/50 foam formulation. Output is 0.8 ml per stroke.

The patented mechanism lets consumers apply advanced formulation products easily, conveniently and comfortably, without drips, spills, blotches or streaks

Airspray's mechanical foamers provide the packaging punch and enhanced shelf-appeal critical to the success of new products in both the mass and prestige segments of the market.

Airspray offers the industry already over 21 variations of proven, precision-engineered, high-performance foam dispensers. They provide instant, perfect foam -- without chemical propellants. The foam is exceptionally mild and pleasing to the skin.

Foam delivery also enhances the distribution of effective ingredients needed in personal care applications, which makes it an appealing choice to product developers in an ever-growing range of consumer product categories.

ABOUT AIRSPRAY N.V

Airspray is a leading producer of high value-added, innovative dispensers. During its 20+year existence, Airspray has developed expertise in R&D that brings innovative, mechanical, dispensing solutions to well known, high-quality consumer products sold around the world. Airspray has been listed on the Euronext Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").

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